Trinity Mirror plc

12g3-2(b)

[redacted]

08004535

31 July 2008

SEC
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Section

AUG 08 2008

Washington, DC
104

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Securities and Exchange Commission
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Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

PROCESSED
AUG 29 2008
THOMSON REUTERS

dlw 8/28

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

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Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Interim Results
Released	07:00 31-Jul-08
Number	2721A07

RNS Number : 2721A
Trinity Mirror PLC
31 July 2008

Trinity Mirror plc

Half-Yearly Financial Report for the 26 weeks ended 29 June 2008

Summary

- Group revenues from retained businesses of £460.8 million (2007: £467.7 million)
- Operating profits from retained businesses of £80.5 million (2007: £95.6 million)
- Digital revenues from retained businesses increased by 40.2% to £22.3 million with an underlying increase of 24.5%
- Earnings per share[(1)] 18.7 pence (2007: 23.5 pence)
- Non cash impairment charge of £85 million reflecting the deteriorating advertising environment
- Net cost savings of at least £20 million in full year 2008
- New cost savings target of at least a further £20 million in 2009
- Net debt at £424 million was up £176 million reflecting £102 million

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expended on share buy-back, £68 million funding payments to pension schemes and £40 million payment for the 2007 final dividend

- The Board declares an interim dividend of 3.2 pence per share

Adjusted results[1]

	2008 26 weeks £m
Revenue	
• Retained businesses	**460.8**
• Disposed businesses[2]	**-**
Total	**460.8**
Operating profit	
• Retained businesses	**80.5**
• Disposed businesses[2]	**-**
Total	**80.5**
Profit before tax (retained and disposed businesses)	**70.8**
Earnings per share (retained and disposed businesses)	**18.7p**

(1) Adjusted items relate to the inclusion of discontinued operations and the exclusion of non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments and the impact of the change in tax rate on the opening deferred tax position. A reconciliation between the adjusted results and the statutory results is provided in note 17 on page 23.
(2) Disposed businesses include revenue and operating profit for discontinued operations of £25.8 million and £8.9 million respectively.

Statutory results - continuing operations

	2008 26 weeks £m
Revenue	**460.8**
Operating loss	**(12.7)**
Loss before tax	**(20.6)**
Loss per share	**(6.2)p**
Dividend per share	**3.2p**

Commenting on the results, Sly Bailey, Chief Executive of Trinity Mirror plc said:

'The numerous actions we took during the period to reduce our costs and improve our efficiency, product portfolio and balance sheet have served to partially off-set the impact of the serious downturn in advertising expenditure being experienced by consumer facing media businesses.

We have implemented a further efficiency programme which will deliver at least an additional £20 million of savings in 2009 by accelerating technological improvements to processes across editorial, advertising and pre-press.

We believe that these initiatives alongside good portfolio management and our continued investment to build our digital revenues will see the Group through this economic downturn and best position the business for growth when market conditions improve.'

Enquiries

Trinity Mirror	
Vijay Vaghela, Group Finance Director	020 7293 3000
Nick Fullagar, Director Corporate Communications	020 7293 3622
Maitland	
Neil Bennett	020 7379 5151

Interim Management Report

The interim management report, unless otherwise stated, is presented on an adjusted and underlying basis to provide a more meaningful comparison of the Group business performance between 2007 and 2008. Adjusted results include the retained and disposed businesses and exclude the impact of non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments and the impact of the change in tax rate on the opening deferred tax position. Underlying results include the impact of acquisitions completed in 2007 and 2008 as if they had been owned by the Group in the current and corresponding period and exclude revenue from service contracts in respect of the disposed businesses.

Summary

The first half of 2008 has been characterised by a slowing economy driven by the impact of inflationary cost increases, in particular energy and essential food products, and the wider implications of the credit crunch. The slowing economy and uncertain outlook has impacted the consumer advertising markets and as a result

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our advertising revenue performance deteriorated as we progressed through the first half of 2008. Advertising revenue accounts for 50.8% of Group revenues and is our most cyclical revenue stream. However the differing characteristics of Regionals and Nationals provide resilience through a downturn as the Group benefits from the far higher proportion of more stable circulation revenues from its national titles. The Group revenues for the first half of 2008, by category and division, are as follows:

	Regionals	Nationals	T(
	£m	£m	
Advertising	158.8	75.2	2:
Circulation	39.7	137.5	17
Other	17.9	31.7	4
Total	**216.4**	**244.4**	**4€**

The challenging economic conditions have contributed to Group revenues from our retained businesses falling by 1.5% to £460.8 million. The underlying fall in Group revenues was 4.4%. The revenue declines contributed to Group operating profit from the retained businesses decreasing by £15.1 million to £80.5 million and operating margins of the retained businesses decreasing by 2.9% to 17.5%.

The Group continued to focus on driving digital growth both from launch and acquisition with total digital revenues from the retained businesses growing by 40.2% to £22.3 million. The underlying growth in digital revenues was 24.5% with digital revenues now representing 4.8% of Group revenues, an increase from 3.4% in 2007. Going forward our goal is to double our digital audience to 24 million unique users by 2010 and achieve annualised Group digital revenues of £100 million by 2011.

We are on target to deliver at least our targeted costs savings of £20 million in 2008. Non-recurring restructuring costs are estimated at £15 million for 2008. To reflect the benefit of the new, more efficient, technology led operating model we announce further targeted cost savings of £20 million in 2009. In delivery of these savings we anticipate further non-recurring restructuring costs of around £20 million in 2009.

Profit before tax fell by £27.4 million to £70.8 million reflecting the fall in operating profits of the retained businesses and the impact of the disposals partially offset by a lower interest charge reflecting a reduced average net debt for the period. The tax charge of £20.9 million is based on an estimated adjusted tax rate of 29.5% of profit before tax. Profit after tax decreased by £18.6 million to £49.9 million. Earnings per share declined from 23.5 pence per share to 18.7 pence per share.

Net capital expenditure for the period was £31 million. Planned net capital expenditure for 2008 is around £45 million, being gross capital expenditure of £65 million, offset by estimated receipts of £20 million from the disposal of land and buildings in Birmingham and Cardiff. We are now coming to the end of our major repressing programme and envisage capital expenditure will now fall to between £25 million to £30 million in 2009 and then to around £20 million per annum thereafter.

Net debt increased by £176 million to £424 million during the period reflecting the £102 million expended on the share buy-back, £68 million of funding payments into

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the Group's defined benefit pension schemes, £40 million for the 2007 final dividend and £31 million of net capital expenditure. In June 2008, the Group replaced its £269 million bank facility with a new £210 million bank facility expiring in June 2013. No cash drawings have been made on the facility although there is a £5 million guarantee drawn on the facility.

The Board has declared an interim dividend of 3.2 pence per share.

Outlook

The outlook for the UK economy continues to remain uncertain with the ongoing adverse implications of inflationary cost pressures, in particular energy and essential food items, and the wider implications of the credit crunch. Given this uncertain economic outlook for the UK we remain cautious about trading prospects. The challenging advertising environment has continued in July with advertising revenue falling by around 15% year on year. Management continues to manage the cost base tightly and will continue to seek opportunities for further efficiencies in operations. At this stage the Board anticipates performance for the year to be in line with expectations following the trading update issued on 30 June 2008.

Divisional Review

Regionals

Our Regionals division publishes an extensive portfolio of brands across print and digital media in the UK. The revenue and operating profit of the retained businesses in the Regionals division, including acquisitions, are as follows:

	2008	20
Revenue	**£m**	**£**
- Print and other related activities	196.9	21
- Digital	19.5	1
Total revenue	**216.4**	**22**
Operating profit		
- Print and other related activities	39.7	5
- Digital	5.8	[illegible]
Total operating profit	**45.5**	**5**
Operating margin	**21.0%**	**25.**

Revenue fell by £10.6 million to £216.4 million and operating profit fell by £12.6 million to £45.5 million. On an underlying basis, revenues fell by 6.6% and operating profit by 22.7%.

The division's digital media activities continued to deliver good growth with revenues increasing by 33.6% and operating profit increasing by 31.8%. On an underlying basis the division's digital activities achieved growth in revenues of 18.2% and growth in operating profit of 32.5%.

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The revenues by category in the Regionals division are as follows:

	2008	20
	£m	£
Advertising	158.8	168
Circulation	39.7	40
Other	17.9	17
Total revenue	**216.4**	**227**

Regionals actual advertising revenues for the half year have fallen by 6.0%. We have experienced an acceleration in the rate of decline during the period with a decline of 3.0% for January and February, 3.3% for March and April and 11.3% for May and June. On an underlying basis, advertising revenues have fallen by 7.5%. By category the performance for the period was display down 1.2%, recruitment down 6.4%, property down 12.6%, motors down 17.6% and other classified categories were down 2.4%. On an underlying basis the decline in recruitment and property advertising was 8.5% and 17.1% respectively. Within advertising revenues, digital revenues have grown by 29.9% with an underlying increase of 18.1%.

Regionals circulation revenues for the half year have fallen by 2.7% with volume declines partially offset by cover price increases which continue in line with our 'little and often' cover price policy. During the period we experienced volume declines of 6.1% for the paid for dailies, 3.4% for the Sundays and 8.2% for the weeklies.

Other revenues for the half year have increased by 3.5%, reflecting the benefit of acquisitions and service contracts to the disposed businesses. On an underlying basis other revenues decreased by 11.5% during the period.

Looking forward we shall continue to focus management action on implementing a new, more efficient, operating model whilst continuing to aggressively build our digital business.

The deployment of the new operating model for the Regionals division continues to progress well. In Cardiff, our new multi-media newsroom is fully operational and has delivered process efficiencies and cost reductions. In the Midlands, the implementation of new systems for advertising, pre-press and editorial is on schedule and on budget and provides the platform for further efficiencies within the publishing process. The experience and learnings from the Midlands will be used to inform the development of the new operating model for other regions through 2009.

We are making good progress in building a strong digital business across a number of categories with digital revenues now representing 9.0% of total Regionals revenues. We have focused on diversifying our digital revenues across categories with recruitment advertising now representing 63.6% of total digital revenues, property being 19.6% and other categories being 16.8%. Our Regionals digital portfolio comprises companion websites to our key newspaper titles, a growing number of hyper local sites serving specific postcodes, and both regional and national sites in the key verticals of recruitment, property and motors. Average monthly unique users across the Regionals websites grew year on year by 27.1% from 4.9 million per month to 6.2 million per month.

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On 18 July 2008, the Group increased it's shareholding in Fish4 from 33.3% to 50%. Fish4 is a leading recruitment website in the UK with 1.4 million unique users and generated revenues of £11.3 million in 2007.

Nationals

The Nationals division publishes three UK national titles (the Daily Mirror, the Sunday Mirror and The People) and two Scottish national titles (the Daily Record and the Sunday Mail) complemented by a portfolio of digital brands and other activities such as events, exhibitions and awards. The revenue and operating profit of our Nationals division are as follows:

	2008	2007	Variance
	£m	£m	%
Revenue	244.4	240.7	1.5
Operating profit	42.7	45.5	(6.2)
Operating margin	17.5%	18.9%	(1.4)

Revenue increased by £3.7 million to £244.4 million and operating profit fell by £2.8 million to £42.7 million. On an underlying basis, revenues fell by 2.3%. Revenue increased for the UK Nationals by 2.9% but declined for the Scottish Nationals by 3.1%.

The revenues by category in the Nationals division are as follows:

	2008	20
	£m	£
Advertising	75.2	8
Circulation	137.5	13
Other	31.7	2
Total revenue	**244.4**	**24**

Nationals actual advertising revenues for the half year fell by 6.5% reflecting a decline of 3.5% for January and February, a decline of 2.4% for March and April and a decline of 13.2% for May and June. Advertising revenues for the UK Nationals fell by 6.0% and for the Scottish Nationals they fell by 7.6%. Within advertising revenues, digital revenues have grown by 14.4%.

Nationals circulation revenues for the half year have fallen by 1.3% with a decline of 1.7% for the UK Nationals and an increase of 0.4% for the Scottish Nationals. The Group continues to increase cover prices on a 'little and often' basis. On 6 January 2008 we increased the cover price of the Sunday Mirror by 5 pence to 95 pence, The People by 5 pence to 90 pence and the Sunday Mail by 10 pence to £1.20. With the exception of the Saturday edition of the Daily Mirror, which increased by 5 pence to 65p on 1 March 2008, no change in the cover price of our Daily national titles has

12g 3-2(b)

taken place.

The six monthly changes in circulation volumes and the six monthly market shares for our national titles were as follows:

	2008 Six monthly circulation volume change %	Six m
Daily Mirror	(4.8)	
Sunday Mirror	(4.0)	
The People	(11.3)	
Daily Record[(b)]	(3.5)	
Sunday Mail[(b)]	(4.5)	

(a) Share of tabloid market six months to June 2008 excluding sampling
(b) Within Scottish market only

Other revenues for the period have increased by 51.0%, reflecting the benefit of service contracts to the disposed businesses. On an underlying basis other revenues increased by 7.7% during the period.

Total digital revenues across the Nationals have grown by 100.6% during the period to £2.8 million with the UK Nationals growing by 145.4% and the Scottish Nationals growing by 34.8%. This has been achieved through improved traffic to our newspaper companion websites following improvements to functionality and design and through cross promotional activity with our print titles. Average monthly unique users across the Nationals websites grew year on year by 70.8% from 2.7 million per month to 4.7 million per month.

The repressing of our large national print plants is due for completion in the third quarter when the new presses for the Independent print contract will be fully operational. With the performance of the presses now being fully optimised we are seeking out new opportunities to grow contract print revenues which in the period, excluding newsprint, were £14.1 million and now represent a material part of other revenues for the division. These contracts enhance return on the capital committed to repressing with key input costs recharged on an incurred basis. Having now established the Group as a quality third party printer we will continue to seek out opportunities to build this revenue stream.

Going forward we will continue to accelerate growth in digital revenues, seek out opportunities to maximise contract print revenues and deliver further efficiencies across the print portfolio through new systems and processes. We have recently begun employee consultation on a significant restructuring plan in editorial production which will enable a reduction in headcount through the implementation of new processes and more efficient working practices.

Central

Central include costs not allocated to the operational divisions. During

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the period, costs decreased by £0.3 million from £8.1 million to £7.8 million.

Other Items

Non-recurring items

With the deterioration in the outlook for the UK economy and its impact on advertising revenues the Group's impairment review has resulted in an impairment charge of £85.0 million (2007: £150.0 million) relating to publishing rights and titles in the Midlands and the South cash generating units.

Restructuring costs in connection with the delivery of cost reduction measures and implementation of the new operating model for the Group amounted to £4.6 million (2007: £3.9 million).

Pension costs

The defined benefit current service cost, excluding past service enhancements, was £11.8 million (2007: £13.5 million) and the finance credit in the period was £5.7 million (2007: £5.5 million). For the full year, the defined benefit current service cost, excluding past service enhancements, is expected to be £24.1 million (2007: £27.0 million) with the finance credit expected to be £11.4 million (2007: £12.3 million).

The pension deficit has increased from £124.8 million to £145.2 million during the period reflecting the impact of a fall in assets and an increase in liabilities partially off-set by a reduced impact of the asset ceiling. The fall in assets reflects the impact of the fall in equity markets partially off-set by further funding payments (including the £53.8 million second instalment of the £107.5 million special pension contribution). The increase in liabilities has been driven by a change in mortality assumptions substantially off-set by an increase in the discount rate. The change in the mortality assumptions are as follows:

	Future life expectancy (years) for a pensioner currently aged 65		Future life 65 for a n
	Male	Female	
At 29 June 2008	**20.6**	**23.7**	
At 30 December 2007	20.1	23.0	

The Group continues to fund pension scheme deficits in accordance with funding schedules agreed with the pension scheme trustees.

Financing

Net debt increased by £176 million to £424 million during the period reflecting the £102 million expended on the share buy-back, £68 million of funding payments into

the Group defined benefit pension schemes in excess of the income statement charge of £12 million, £40 million for the 2007 final dividend and £31 million of net capital expenditure.

The majority of the Group's drawn debt, £443 million, is funded through the US private placement markets. With the exception of a £60 million repayment of these loan notes due in October 2008 no material repayments are due until October 2011 when £145 million is repayable.

In June 2008, the Group replaced its £269 million bank facility with a new £210 million bank facility expiring in June 2013. No cash drawings have been made on the facility although a £5 million guarantee has been drawn on the facility. A £60 million repayment due in October 2008 for the US loan notes will be funded through drawings on the Group's facility, cash balances and cash flows generated by the Group.

As at 29 June 2008, total committed facilities of £660 million were available to the Group, of which £205 million was available for draw-down. The committed facilities include the £210 million bank facility, US$602 million and £26 million unsecured fixed rate loan notes and £6 million floating rate loan notes (representing the total obligations under a series of private placement US dollar and sterling loan notes respectively), obligations under finance leases of £11 million and £1 million of acquisition loan notes.

Acquisitions

During the half year the Group completed the acquisitions of The Career Engineer Limited and Rippleffect Studio Limited for a combined initial consideration of £5.1 million with a potential deferred payment of up to £3.0 million subject to the management of these businesses achieving demanding growth targets for revenue and operating profits. Both acquisitions are included in the Regionals division.

Net capital expenditure

Net capital expenditure was £31 million against a depreciation charge of £18 million. The capital expenditure included £5 million in relation to the repressing of the Nationals print plants, £9 million relates to presses required for the Independent print contract, £7 million on key IT systems for the Group's new operating model and £10 million on land and buildings.

Dividend

Whilst the Board anticipates the outlook for the UK economy to remain challenging, it has continued confidence in the cash flows generated by the business and has therefore declared an interim dividend of 3.2 pence (2007: 6.4 pence) per share which will be paid on 31 October 2008 to shareholders on the register at 3 October 2008.

Related party transactions

There have been no changes in the nature of the related party transactions described in the Group's annual consolidated financial statements for the 52 weeks ended 30 December 2007 and no material transactions in the period.

Principal risks and uncertainties

The principal risks and uncertainties that affect the Group on an ongoing basis are described in the Group's annual consolidated financial statements for the 52 weeks ended 30 December 2007. These are still considered the most relevant risks and uncertainties at this time. They could have an impact on the Group's performance over the remaining six months of the financial year and could cause actual results to differ from expected or historical results.

The key risk specific to the remaining six month period
is the advertising environment which is affected by a slowing economy driven by the impact of inflationary cost increases, in particular energy and essential food products and the wider implications of the credit crunch. The slowing economy and uncertain outlook has already impacted the consumer advertising markets and this could continue or possibly worsen as we proceed through the remainder of the year.

The refinancing which took place in the period has reduced the risks and uncertainties around liquidity risk.

Statement of directors' responsibilities

The directors are responsible for preparing the half-yearly financial report, in accordance with applicable laws and regulations.

The directors confirm to the best of their knowledge, the condensed consolidated financial statements which should be read in conjunction with the Group's annual consolidated financial statements for the 52 weeks ended 30 December 2007:

a) has been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the European Union; and

b) includes a fair review of the information required by the Financial Services Authority's Disclosure and Transparency Rules 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year) and 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board of directors

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Sly Bailey
Chief Executive

Vijay Vaghela
Group Finance Director

This Interim Management Report is prepared for and addressed only to the Company's shareholders as a whole and to no other person. The Company, its directors, employees, agents or advisers do not accept or assume responsibility to any other person to whom this Interim Management Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. Statements contained in this Interim Management Report are based on the knowledge and information available to the Company's directors at the date it was prepared and therefore the facts stated and views expressed may change after that date. By their nature, the statements concerning the risks and uncertainties facing the Company in this Interim Management Report involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. To the extent that this Interim Management Report contains any statement dealing with any time after the date of its preparation such statement is merely predictive and speculative as it relates to events and circumstances which are yet to occur. The Company undertakes no obligation to update these forward-looking statements.

Condensed consolidated income statement
for the 26 week period to 29 June 2008

	notes	26 weeks to 29 June 2008 (unaudited) £m	26 w (una
Continuing operations			
Revenue	3	460.8	
Cost of sales		(230.4)	
Gross profit		230.4	
Distribution costs		(49.1)	
Administrative expenses:			
Non-recurring			
Impairment of intangible assets	4	(85.0)	
Other	4	(4.6)	
Amortisation of intangible assets		(3.6)	
Other		(100.9)	
Share of results of associates		0.1	
Operating (loss)/profit	3	(12.7)	

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Investment revenues	5	2.4
Pension finance credit	13	5.7
Finance costs	6	(16.0)
(Loss)/profit before tax		(20.6)
Tax credit	7	4.0
(Loss)/profit for the period from continuing operations		(16.6)
Discontinued operations		
Profit for the period from discontinued operations	8	-
Profit on sale of discontinued operations		-
(Loss)/profit for the period attributable to equity holders of the parent		(16.6)
Earnings/(loss) per share		**Pence**
Adjusted earnings per share* – basic	10	18.7
Adjusted earnings per share*– diluted	10	18.7
(Loss)/earnings per share – continuing operations – basic	10	(6.2)
(Loss)/earnings per share – continuing operations – diluted	10	(6.2)
Earnings per share – discontinued operations – basic	10	-
Earnings per share – discontinued operations – diluted	10	-
(Loss)/earnings per share – total operations – basic	10	(6.2)
(Loss)/earnings per share – total operations – diluted	10	(6.2)

*Adjusted items relate to the inclusion of discontinued operations and the exclusion of non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments and the impact of the change in tax rate on the opening deferred tax position. A reconciliation between the adjusted results and the statutory results is provided in note 17 on page 23.

Condensed consolidated statement of recognised income and expense
for the 26 week period to 29 June 2008

		26 weeks to 29 June 2008 (unaudited) £m	26 w (una
Actuarial (losses)/gains on defined benefit pension schemes taken to equity	13	(94.0)	

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Tax on actuarial (losses)/gains on defined benefit pension schemes taken to equity	7	26.3
Share of items recognised in equity by associates		0.1
Deferred tax charge resulting from the change in tax rate		-
Net (losses)/income recognised directly in equity		**(67.6)**
(Loss)/profit for the period		**(16.6)**
Total recognised income and expense for the period attributable to equity holders of the parent	14	**(84.2)**

Condensed consolidated balance sheet

at 29 June 2008

	notes	29 June 2008 (unaudited) £m	(unai
Non-current assets			
Goodwill		80.1	
Other intangible assets		989.0	
Property, plant and equipment		459.9	
Investments in associates		9.6	
Deferred tax asset		50.9	
		1,589.5	1
Current assets			
Inventories		6.1	
Trade and other receivables		142.3	
Cash and cash equivalents	12	32.1	
		180.5	
Held for sale assets		-	
Total assets		1,770.0	1
Non-current liabilities			
Borrowings	12	(293.5)	(
Obligations under finance leases	12	(8.3)	
Retirement benefit obligation	13	(145.2)	(
Deferred tax liabilities		(345.0)	(
Provisions		(5.3)	
Derivative financial instruments	12	(88.4)	(
		(885.7)	(
Current liabilities			
Borrowings	12	(48.5)	
Trade and other payables		(165.0)	(
Current tax liabilities		(19.9)	

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	Note		
Obligations under finance leases	12	(2.9)	
Provisions		(4.6)	
Derivative financial instruments	12	(14.5)	
		(255.4)	(
Held for sale liabilities		-	(
Total liabilities		(1,141.1)	(1,
Net assets		628.9	
Equity			
Share capital	14	(25.8)	
Share premium account	14	(1,120.5)	(1,
Capital redemption reserve	14	(4.3)	
Retained earnings and other reserves	14	521.7	
Total equity attributable to equity holders of the parent		(628.9)	(

Condensed consolidated cash flow statement

for the 26 week period to 29 June 2008

	notes	26 weeks to 29 June 2008 (unaudited) £m	26 w (una
Cash flows from operating activities - continuing operations			
Cash generated from operations	11	14.5	
Income tax received/(paid)		1.1	
Net cash inflow from operating activities		15.6	
Investing activities			
Interest received		2.4	
Dividends received from associated undertakings		-	
Proceeds on disposal of subsidiary undertakings		-	
Proceeds on disposal of property, plant and equipment		-	
Purchases of property, plant and equipment		(30.5)	
Acquisition of subsidiary undertakings	16	(5.1)	
Net cash (used in)/from investing activities		(33.2)	
Financing activities			
Dividends paid	9	(40.3)	
Interest paid on borrowings		(17.4)	
Interest paid on finance leases		(0.4)	
Increase in borrowings		-	
Repayment of obligations under finance leases	12	(2.4)	
Purchase of shares under share buy-back programme	14	(101.5)	
Issue of ordinary share capital		-	

Increase/(decrease) in bank overdrafts	12	0.1
Net cash used in financing activities		**(161.9)**
Net cash from discontinued operations		-
Net (decrease)/increase in cash and cash equivalents	12	**(179.5)**
Cash and cash equivalents at the beginning of period	12	211.6
Cash and cash equivalents at the end of period	12	32.1

Cash flow from discontinued operations	
Net cash flow from operating activities	-
Net cash flow from investing activities	-
Net movement in cash and cash equivalents	-

Notes to the condensed consolidated financial statements

1. General information

The financial information in respect of the 52 weeks ended 30 December 2007 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The statutory accounts for this period have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified, did not include reference to any matters to which the auditors drew attention by way of emphasis of matter without qualifying the report and did not contain a statement under Sections 237 (2) or (3) of the Companies Act 1985.

The auditors have carried out a review of the condensed consolidated financial statements and their report is set out on page 24.

The condensed consolidated financial statements were approved by the directors on 31 July 2008. This announcement will be made available at the Company's registered office at One Canada Square, Canary Wharf, London, E14 5AP and on the Company's website at www.trinitymirror.com.

2. Accounting policies

The Group presents its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the European Union.

12g 3-2(b)

The condensed consolidated financial statements for the 26 weeks ended 29 June 2008 do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and have not been audited. No statutory accounts for the period have been delivered to the Registrar of Companies.

The accounting policies used in the preparation of the condensed consolidated financial statements for the 26 weeks ended 29 June 2008 have been consistently applied to all the periods presented and are as set out in the Group's annual consolidated financial statements for the 52 weeks ended 30 December 2007.

Changes in accounting policy

At the date of approval of these condensed consolidated financial statements the following Standards and Interpretations, which have not been applied, were in issue but not yet effective:

- IFRS 2	Share-Based Payment: Vesting Conditions and Cancellations
- IFRS 3	(Revised) Business Combination
- IFRS 8	Operating Segments
- IAS 1	(Revised) Presentation of Financial Statements
- IAS 23	(Revised) Borrowing Costs
- IAS 27	(Revised) Consolidated and Separate Financial Statements
- IAS 32	Puttable Financial Instruments and Obligations arising on Liquidation
- IFRIC 12	Service Concession Arrangements
- IFRIC 13	Customer Loyalty Programmes
- IFRIC 14	The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

With the exception of IFRIC 14, the directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements other than the requirement for additional segment disclosure when IFRS 8 comes into effect. IFRIC 14 will become effective for the 2009 year end and the directors are currently assessing the impact.

Critical judgements in applying the Group's accounting policies

In applying the entity's accounting policies, management has made certain judgements in respect of the identification of intangible assets based on pre-acquisition forecasts and market analysis. The initial valuations of acquired intangible assets will be reviewed for impairment on an annual basis, or more frequently if necessary. These judgements have the most significant effect on the amounts recognised in the Group's annual consolidated financial statements.

Key sources of estimation uncertainty

The key assumptions concerning the future, and the other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a

material adjustment to the carrying amounts of assets and liabilities within the next financial year have been consistently applied to all the periods presented and are set out in the Group's annual consolidated financial statements for the 52 weeks ended 30 December 2007.

3. Business and geographical segments

For management purposes, the operations of the Group are currently organised into the following divisions: Regionals, Nationals and Central. These divisions are the basis on which the Group reports its primary segment information. During 2007, the Sports division was disposed of and is shown within discontinued operations in the comparatives. The secondary reporting segment is a geographical source analysis.

The Regionals division publishes a large portfolio of newspaper and online brands across the UK. The Nationals division, comprising the UK and Scottish Nationals, publishes five daily and Sunday newspapers. Central include costs not attributed to specific divisions. The revenues and costs of each segment are clearly identifiable and allocated according to where they arise. Segment information for these principal activities is presented below.

The Group is not subject to significant seasonality between the first and second half of its financial year.

Primary segments - business segment analysis

26 weeks to 29 June 2008 (unaudited)

	Regionals 2008 £m	Nationals 2008 £m	(
Revenue			
Segment sales	219.9	247.2	
Inter-segment sales	(3.5)	(2.8)	
Total revenue	216.4	244.4	
Operating profit/(loss) before non-recurring and associates	41.9	42.7	
Non-recurring items	(85.0)	-	
Share of results of associates	-	-	
Operating (loss)/profit by segment	(43.1)	42.7	
Investment revenues			
Pension finance credit			
Finance costs			
Loss before tax			
Tax credit/(charge)			
Loss for the period			

12g3-2(b)

26 weeks to 1 July 2007 (unaudited)	Regionals 2007 £m	Nationals 2007 £m	Central 2007 £m	Co op
Revenue				
Segment sales	262.4	248.0	-	
Inter-segment sales	(2.6)	(7.3)	-	
Total revenue	259.8	240.7	-	
Operating profit/(loss) before non-recurring and associates	60.0	45.5	(8.1)	
Non-recurring items	(150.0)	-	(3.1)	
Share of results of associates	-	-	0.1	
Operating (loss)/profit by segment	(90.0)	45.5	(11.1)	
Investment revenues				
Pension finance credit				
Finance costs				
(Loss)/profit before tax				
Tax credit/(charge)				
(Loss)/profit for the period				

In 2007, discontinued operations related to the Sports division.

52 weeks to 30 December 2007 (audited)	Regionals 2007 £m	Nationals 2007 £m	Central 2007 £m	Co op
Revenue				
Segment sales	488.8	498.5	-	
Inter-segment sales	(5.1)	(10.9)	-	
Total revenue	483.7	487.6	-	
Operating profit/(loss) before non-recurring and associates	112.6	94.3	(17.5)	
Non-recurring items	(153.4)	-	(6.9)	
Share of results of associates	-	-	0.3	
Operating (loss)/profit by segment	(40.8)	94.3	(24.1)	
Investment revenues				
Pension finance credit				
Finance costs				

12g3-2(b)

Profit before tax	
Tax credit/(charge)	
Profit for the period	

In 2007, discontinued operations related to the Sports division.

Secondary segments - geographical source segment analysis

The Group's operations are located in the United Kingdom. The following table provides an analysis of the Group's revenue by geographical market:

	26 weeks to 29 June 2008 (unaudited) £m	26 v (un
United Kingdom and Republic of Ireland	458.1	
Continental Europe	2.4	
Rest of World	0.3	
Total - continuing operations	460.8	

Revenue relating to discontinued operations was primarily from the United Kingdom and Republic of Ireland.

The following table provides an analysis of the Group's revenue by source:

	26 weeks to 29 June 2008 (unaudited) £m	26 w (un
Circulation	177.2	
Advertising	234.0	
Other	49.6	
Total - continuing operations	460.8	
Circulation	-	
Advertising	-	
Other	-	
Total - discontinued operations	-	

4. Non-recurring items

12g 3-2(b)

Non-recurring items	26 weeks to 29 June 2008 (unaudited) £m	26 w (una
Impairment of intangible assets (a)	(85.0)	
Restructuring costs (b)	(4.6)	
Profit on disposal of land and buildings (c)	-	
Release of accruals (d)	-	
Loss on disposal of subsidiary (e)	-	
Non-recurring items	(89.6)	

(a) An impairment review of the carrying value of the Group's intangible assets undertaken in accordance with IAS 36, 'Impairment of Assets' indicated that an impairment charge of £85.0 million (2007: £150.0 million) was required. The impairment charge reduced the carrying value of the publishing rights and titles relating to the Midlands and the South cash generating units by £85.0 million (2007: £150.0 million) as a result of advertising revenue falls. Net of tax, the impairment reduced the carrying value by £61.2 million (2007: £108.0 million). The impairment charge was based on comparing carrying value with value in use.

(b) Restructuring costs of £4.6 million (26 weeks to 1 July 2007: £3.9 million and 52 weeks to 30 December 2007: £10.4 million) were incurred in delivery of cost-reduction measures and implementation of a technology-led operating model for the Group.

(c) In 2007, the Group disposed of surplus land and buildings releasing a profit on dispos

(d) In 2007, the Group released accruals for which no further costs were expected.

(e) In 2007, the Group disposed of seven sub-regions within the South realising a loss on

5. Investment revenues

	26 weeks to 29 June 2008 (unaudited) £m	26 weeks to 1 July 2007 (unaudited) £m	52 v 30 D
Interest income on bank deposits	2.4	0.5	

6. Finance costs

12g 3-2(b)

	26 weeks to 29 June 2008 (unaudited) £m	26 weeks to 1 July 2007 (unaudited) £m	52 \ 30 C
Interest on bank overdrafts and borrowings	**17.4**	16.8	
Interest on obligations under finance leases	**0.4**	0.4	
Total interest expense	**17.8**	17.2	
Fair value (gain)/loss on cross-currency interest rate swaps not in a designated hedge accounting relationship	**(0.8)**	12.1	
Foreign exchange gain on retranslation of borrowings	**(1.0)**	(8.5)	
Total finance costs	**16.0**	20.8	

7. Tax

	26 weeks to 29 June 2008 (unaudited) £m	26 w (una
Current tax		
Corporation tax charge for the period	**(5.8)**	
Prior period adjustment	**9.1**	
Current tax credit/(charge)	**3.3**	
Deferred tax		
Deferred tax credit for the period	**9.8**	
Change in tax rates	**-**	
Change in tax base	**-**	
Prior period adjustment	**(9.1)**	
Deferred tax credit	**0.7**	
Total tax credit - continuing operations	**4.0**	
Tax charge on discontinued operations		
Tax charge on profit for the period from discontinued operations	**-**	
Tax credit on profit on sale of discontinued operation	**-**	
Total tax charge - discontinued operations	**-**	
Reconciliation of tax charge - continuing operations	**%**	
Standard rate of corporation tax	**28.5**	
Tax effect of items that are not deductible in determining taxable profit or loss	**(8.2)**	
Tax effect of items that are not taxable in determining taxable profit or loss	**-**	
Tax effect of utilisation of tax losses not previously recognised in determining taxable profit or loss	**-**	
Tax effect of share of results of associate	**0.1**	
Tax effect of chargeable gains	**-**	
Tax effect of business disposals	**-**	

12g 3-2(b)

Impact on the opening deferred tax provision of the change in tax rate	-
Impact on the current period deferred tax charge of the change in tax rate	(1.0)
Impact of the change in the tax base of assets held for sale	-
Prior period adjustment	-
Tax charge rate - continuing operations	**19.4**

The deferred tax credit for the period of £9.8 million (26 weeks to 1 July 2007: £36.4 million and 52 weeks to 30 December 2007: £44.1 million) includes a credit of £23.8 million (26 weeks to 1 July 2007 and 52 weeks to 30 December 2007: £42.0 million) relating to the intangible assets impairment charge. In the 52 weeks to 30 December 2007 the deferred tax credit for the period of £44.1 million also included a credit of £25.0 million in relation to the disposal of the seven sub-regions in the South. In the 26 weeks to 1 July 2007 there was a credit of £18.0 million in respect of the impact of the change in tax base of the held for sale assets.

In addition to the amount in the income statement, deferred tax of £26.3 million relating to the actuarial losses on defined benefit pension schemes has been credited to equity (26 weeks to 1 July 2007: deferred tax of £6.3 million debited to equity and 52 weeks to 30 December 2007: current tax of £1.2 million credited to equity).

In early July 2008, the phasing out of industrial building allowances was substantially enacted into law. This is expected to result in an increase in deferred tax liabilities of some £7.5 million in the second half of 2008.

8. Discontinued operations

On 1 October 2007, the Group sold its Sports division. The results of the discontinued operations, which have been included in the consolidated income statement, were as follows:

	26 weeks to 29 June 2008 (unaudited) £m	**26 w (una**
Revenue	-	
Cost of sales	-	
Gross profit	-	
Distribution costs	-	
Administrative expenses	-	
Operating profit	-	
Tax charge	-	
Profit for the period from discontinued operations	-	

9. Dividends

12g3-2(b)

	26 weeks to 29 June 2008 (unaudited) £m	26 w (una
Amounts recognised as distributions to equity holders in the period:		
Dividend paid (a)	40.3	
	Pence	
Dividend paid per share (a)	15.5	
	£m	
Dividend proposed but not paid nor included in the accounting records (b)	8.5	
	Pence	
Dividend proposed per share (b)	3.2	

(a) The amount of £40.3 million is in respect of the final dividend for the 52 weeks to 30 December 2007 of 15.5 pence per share; the amount of £45.1 million is in respect of the final dividend for the 52 weeks to 31 December 2006 of 15.5 pence per share; the amount of £63.7 million is in respect of the final dividend for the 52 weeks to 31 December 2006 of 15.5 pence per share and the interim dividend for the 52 weeks to 30 December 2007 of 6.4 pence per share.

(b) The amount of £8.5 million represents the proposed interim dividend for the 26 weeks t 2008 of 3.2 pence per share, which had not been approved by the Board and as such i reflected as a liability in this financial report; the amount of £18.8 million represents the interim dividend for the 26 weeks to 1 July 2007 of 6.4 pence per share; the amount of million represents the proposed final dividend for the 52 weeks to 30 December 2007 o pence per share

10. Earnings per share

	26 weeks to 29 June 2008 (unaudited) £m	26 w (una
Earnings		
Profit after tax before adjusted items*	49.9	
Adjusted items*:		

12g3-2(b)

Sports division (after tax)	-	
Non-recurring items (after tax)	(65.2)	
Amortisation of intangibles (after tax)	(2.6)	
Impact of the fair value gain/(loss) on cross-currency interest rate swaps (after tax)	0.5	
Foreign exchange gain on retranslation of borrowings (after tax)	0.8	
Tax credit resulting from the future change in tax rate	-	
(Loss)/profit for the period from continuing operations	(16.6)	
Profit for the period from discontinued operations	-	
(Loss)/profit for the period attributable to equity holders of the parent	**(16.6)**	
Number of shares	**('000)**	
Weighted average number of ordinary shares for the purpose of basic EPS	266,916	2
Effect of dilutive potential ordinary shares - share options	-	
Weighted average number of ordinary shares for the purpose of diluted EPS	266,916	2

Discontinued operations relate to the Sports division for the 26 weeks to 1 July 2007 and 52 weeks to 30 December 2007.

Basic earnings per share are calculated by dividing profit attributable to equity holders by the weighted average number of ordinary shares during the period.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

Earnings per share	**Pence**
Adjusted earnings per share* - basic	18.7
Adjusted earnings per share* - diluted	18.7
(Loss)/earnings per share - continuing operations - basic	**(6.2)**
(Loss)/earnings per share - continuing operations - diluted	**(6.2)**
Earnings per share - discontinued operations - basic	**-**
Earnings per share - discontinued operations - diluted	**-**
(Loss)/earnings per share - total operations - basic	**(6.2)**
(Loss)/earnings per share - total operations - diluted	**(6.2)**

*Adjusted items relate to the inclusion of discontinued operations and the exclusion of non-recurring items, the amortisation of intangible assets, the retranslation of foreign currency borrowings, the impact of fair value changes on derivative financial instruments and the impact of the change in tax rate on the opening deferred tax position. A reconciliation between the adjusted results and the statutory results is provided in note 17 on page 23.

The basic (loss)/earnings per share for each category of non-recurring items disclosed in note 4 are as follows:

	Pence

12g3-2(b)

Impairment of intangible assets	(22.9)
Restructuring costs	(1.5)
Profit on disposal of land and buildings	-
Release of accruals	-
Loss on disposal of subsidiary	-
Loss per share - non-recurring items	**(24.4)**

11. Notes to the cash flow statement

	26 weeks to 29 June 2008 (unaudited) £m	26 w (una
Operating (loss)/profit from continuing operations	(12.7)	
Depreciation of property, plant and equipment	17.8	
Amortisation of other intangible assets	3.6	
Share of result of associate	(0.1)	
Impairment of other intangible assets	85.0	
Charge for share-based payments	2.0	
Profit on disposal of land and buildings	-	
Loss on disposal of subsidiary	-	
Pension funding in excess of income statement charge	(67.9)	
Operating cash flows before movements in working capital	27.7	
Decrease/(increase) in inventories	0.6	
Decrease/(increase) in receivables	1.2	
(Decrease)/increase in payables	(15.0)	
Cash flows from operating activities - continuing operations	**14.5**	

12. Net debt

	30 December 2007 (audited) £m	Cash flow £m	Income statement* £m	Loans repaid £m	no c
Non-current					
Loan notes	(294.3)	-	0.9	-	
Derivative financial instruments	(88.5)	-	0.1	-	
Obligations under finance leases	(10.7)	-	-	2.4	
	(393.5)	**-**	**1.0**	**2.4**	
Current					
Bank overdrafts	(0.6)	(0.1)	-	-	
Loan notes	(47.9)	-	0.1	-	
Derivative financial instruments	(15.2)	-	0.7	-	
Obligations under finance	(2.9)	-	-	-	

12g 3-2(b)

leases				
	(66.6)	**(0.1)**	**0.8**	-
Cash and cash equivalents	211.6	(179.5)	-	-
Net debt	**(248.5)**	**(179.6)**	**1.8**	**2.4**

** The impact on the loan notes of translation into sterling at the prevailing period-end exchange rate and the impact on the derivative financial instruments of being stated at fair value at the period-end dates are included in the income statement within finance costs as set out in note 6.*

Cash and cash equivalents represents the sum of the Group's bank balances and cash in hand at the balance sheet date.

The US and UK private placement loan notes totalling US$602 million and £32 million were issued in 2001 and 2002. The fixed rate interest and capital repayments on the US$ denominated loan notes have been swapped into floating rate sterling through the use of cross-currency interest rate swaps. As hedge accounting under IAS 39 has not been applied, the loan notes and cross-currency swaps are shown separately in accordance with IAS 39. The loan notes are disclosed at amortised cost and translated into sterling at the prevailing period-end exchange rate and the cross-currency swaps are disclosed at fair value at the period-end date. These values do not represent the amounts required to repay the loan notes or cancel the related cross-
currency interest rate swaps.

13. Retirement benefit schemes

Defined benefit schemes

The Group operates ten defined benefit pension schemes for certain employees which were closed to new employees with effect from January 2003. All new employees are entitled to participate in a defined contribution pension scheme, the Trinity Mirror Pension Plan.

Formal valuations of the defined benefit pension schemes are carried out regularly. The actuarial methods and assumptions used to calculate each scheme's assets and liabilities varying according to the actuarial and funding policies adopted by their respective trustees. The most significant of the schemes are the three former Mirror Group schemes (Mirror Group Pension Scheme, the MGN Past Service Pension Scheme and the MGN Pension Scheme, known collectively as the 'Mirror Schemes'), the Trinity Retirement Benefit Scheme (TRBS) and the Midland Independent Newspapers Pension Scheme (MIN) which together represent over 96% of the aggregate market value. The Mirror Schemes full actuarial valuation is currently being prepared. The full actuarial valuation of the TRBS scheme was completed in September 2007 and for the MIN scheme was completed in June 2008. The TRBS and MIN valuations did not result in an increase in the annual deficit funding payments.

For the purposes of the condensed consolidated financial statements, valuations

12g3-2(b)

have been performed in accordance with the requirements of IAS 19, 'Employee Benefits' with scheme liabilities calculated using a consistent projected unit valuation method and compared to the market value of the scheme assets at 27 June 2008, the last day prior to the period end for which such values were available.

Based on actuarial advice, the assumptions used in calculating the scheme liabilities and the actuarial value of those liabilities and the actual return on scheme assets are:

	29 June 2008 %	
Principal annual actuarial assumptions used:		
Discount rate	**6.60**	
Inflation rate	**4.00**	
Expected return on scheme assets	**4.50-7.10**	4.4
Expected rate of salary increases	**5.05**	
Pension increases:		
Pre 6 April 1997 pensions	**3.00-5.00**	3.(
Post 6 April 1997 pensions	**4.00**	3.2
In deferment	**4.00**	
Actuarial value of scheme liabilities	**£1,544.1m**	£1,
Actual return on scheme assets	**£(99.7)m**	£

Post-retirement mortality tables and future life expectancies at age 65

	Future life expectancy (years) for a pensioner currently aged 65		Ful at a
	Male	Female	
At 29 June 2008	**20.6**	**23.7**	
At 1 July 2007	20.1	23.0	
At 30 December 2007	20.1	23.0	

The amount included in the balance sheet, income statement and statement of recognised income and expense arising from the Group's obligations in respect of its defined benefit schemes is as follows:

	29 June 2008 (unaudited) £m	(unau
Net scheme liabilities		
Present value of defined benefit obligations	**(1,544.1)**	(1

12g3-2(b)

Fair value of scheme assets	1,409.8	·
Effect of asset ceiling	(10.9)	
Scheme deficits included in non-current liabilities	**(145.2)**	

Fair value of scheme assets		
UK equities	362.0	
US equities	133.6	
Other overseas equities	212.1	
Property	0.5	
Corporate bonds	319.5	
Fixed interest gilts	82.6	
Index-linked gilts	164.6	
Cash	134.9	
Closing fair value of scheme assets	**1,409.8**	·

Amounts recognised in the income statement	**26 weeks to 29 June 2008 (unaudited) £m**	26 w (una
Current service cost	(11.8)	
Past service cost	(0.8)	
Total included in staff costs	**(12.6)**	
Expected return on scheme assets	**49.4**	
Interest cost on pension schemes' liabilities	**(43.7)**	
Pension finance credit	**5.7**	
Total included in the income statement	**(6.9)**	
Movement not recognised in income statement		
Actuarial (losses)/gains	**(128.3)**	
Effect of asset ceiling	**34.3**	
Total included in statement of recognised income and expense	**(94.0)**	
Movement in deficits during the period		
Opening deficits	**(124.8)**	
Contributions	**80.5**	
Total included in the income statement	**(6.9)**	
Actuarial (losses)/gains	**(128.3)**	
Effect of asset ceiling	**34.3**	
Closing deficits	**(145.2)**	

The assets and liabilities of the most significant schemes included above as at 29 June 2008 are:

Mirror Schemes

12g3-2(b)

	£m
Present value of defined benefit obligations	(1,001.7)
Fair value of schemes' assets	875.9
Effect of asset ceiling	-
Scheme deficits included in non-current liabilities	**(125.8)**

Defined contribution schemes

	26 weeks to 29 June 2008 (unaudited) £m	26 w (a
Amounts recognised in the income statement		
Current service cost	**0.6**	

14. Share capital and reserves

	Share capital £m	**Capital redemption reserve £m**	**Share premium £m**	**ear othe**
At 30 December 2007 (audited)	(29.1)	(1.0)	(1,120.5)	
Total recognised income and expense for the period	-	-	-	
Dividends	-	-	-	
Buy-back shares cancelled	3.3	(3.3)	-	
Buy-back shares to be cancelled	-	-	-	
Credit to equity for equity-settled share-based payments	-	-	-	
At 29 June 2008 (unaudited)	**(25.8)**	**(4.3)**	**(1,120.5)**	

During the period 33,333,279 shares (1 July 2007: nil and 30 December 2007: 2,205,538 shares) were bought back and 33,591,214 shares (1 July 2007: nil and 30 December 2007: 1,747,603) were cancelled. The cash consideration paid in the period was £101.5 million (1 July 2007: £nil and 30 December 2007: £5.9 million). Included in the shares bought back were 200,000 shares (1 July 2007: nil and 30 December 2007: 457,935 shares) which were bought back for a total consideration of £0.3 million (1 July 2007: £nil and 30 December 2007: £1.6 million) and held by the Company as Treasury Shares to be cancelled. The cancelled shares had a par value of £3.3 million (1 July 2007: £nil and 30 December 2007: £0.2 million).

Shares purchased by the Trinity Mirror Employees' Benefit Trust, are included in retained earnings and other reserves at £11.9 million (1 July 2007 and 30 December 2007: £11.9 million), classified as Treasury Shares.

Cumulative goodwill written off to reserves in respect of continuing businesses acquired prior to 1998 is £25.9 million (1 July 2007 and 30 December 2007: £25.9

12g3-2(b)

million).

The capital redemption reserve represents the nominal value of the shares purchased and subsequently cancelled under the share buy-back programme.

15. Share-based payments

During the period 1,591,840 (26 weeks to 1 July 2007 and 52 weeks to 30 December 2007: 745,552) share awards were granted to senior managers on a discretionary basis under the Long Term Incentive Plan approved in 2004. The exercise price of the granted awards is £1 for each block of awards granted. The awards vest after three years, subject to the continued employment of the participant and satisfaction of certain performance conditions.

During the period 709,100 (26 weeks to 1 July 2007 and 52 weeks to 30 December 2007: 341,196) share awards were granted to senior managers on a discretionary basis under the Deferred Share Award Plan approved in 2006. The exercise price of the granted awards is £1 for each block of awards granted. The awards vest after three years, subject to continued employment of the participant.

16. Acquisition of subsidiary undertakings

On 15 January 2008, the Group acquired 100% of the issued share capital of The Career Engineer Limited for £1.9 million cash, with a maximum of £0.4 million deferred consideration. On 2 April 2008, the Group acquired 100% of the issued share capital of Rippleffect Studio Limited for £3.2 million cash, with a maximum of £2.6 million deferred consideration. The results of the acquisitions have been included in the Regionals division in continuing operations. Total consideration for the acquisitions was satisfied in cash.

The net assets acquired and the goodwill arising, are as follows:

	Career Engineer Limited			Rippleffect St	
	Acquiree's carrying amount before combination £m	Fair value adjustments £m	Provisional fair value £m	Acquiree's Carrying amount before combination £m	Fa adju
Net assets acquired:					
Cash and cash equivalents	-	-	-	-	
Current assets	0.2	-	0.2	0.9	
Current liabilities	(0.1)	(0.4)	(0.5)	(0.7)	
Non-current liabilities	-	-	-	-	
	0.1	(0.4)	(0.3)	0.2	
Intangible assets	-	0.9	0.9	-	
Goodwill	-	1.7	1.7	-	

12g3-2(b)

Total consideration	0.1	2.2	2.3	0.2

Fair value adjustments reflect the alignment of the acquiree's accounting policies with those of the Group. The goodwill arising on the acquisitions is attributed to the anticipated profitability and market share of the acquiree in its new markets and the anticipated synergies with other acquisitions.

The initial accounting for the acquisitions has not been finalised, due to uncertainties regarding the valuation of acquired liabilities and provisions at the acquisition date. These uncertainties are expected to be resolved within six months of the acquisition date.

Net cash outflow arising on acquisition:

	The Career Engineer Limited	Rippleffect Studio l
	£m	
Cash consideration paid	(1.9)	
Cash and cash equivalents acquired	-	
Net cash outflow	**(1.9)**	

The revenue and operating profit post acquisition of The Career Engineer Limited amounted to £0.2 million and £nil million respectively and that of Rippleffect Studio Limited amounted to £0.7 million and £0.1 million respectively. The revenue and operating profit of the Group would have increased by £0.5 million and £0.1 million respectively if these acquisitions had been made at the beginning of the period.

17. Reconciliation of statutory results to adjusted results

The Group made a number of disposals in 2007. The sports division has been treated as discontinued operations. The seven regions in the South are included with continuing operations. For the purposes of the 2007 reconciliations below all of the disposals are included in disposed businesses. Retained businesses relate to the activities which the Group continues to own.

26 weeks to 29 June 2008 (unaudited)	Continuing operations statutory result (a) £m	Sports division (b) £m	Non-recurring items (c) £m	Amortisation (d) £m	Finance costs (e) £m
Revenue					
- retained businesses	**460.8**	-	-	-	-

12g3-2(b)

- disposed businesses	-	-	-	-	-
Total	**460.8**	-	-	-	-
Operating (loss)/profit					
- retained businesses	**(12.7)**	-	89.6	3.6	-
- disposed businesses	-	-	-	-	-
Total	**(12.7)**	-	89.6	3.6	-
(Loss)/profit before tax	**(20.6)**	-	89.6	3.6	(1.8)
(Loss)/profit after tax	**(16.6)**	-	65.2	2.6	(1.3)
(Loss)/earnings per share:					
Basic (pence)	**(6.2)**	-	24.4	1.0	(0.5)

26 weeks to 1 July 2007 (unaudited)	Continuing operations statutory result (a) £m	Sports division (b) £m	Non-recurring items (c) £m	Amortisation (d) £m	Finance costs (e) £m
Revenue					
- retained businesses	467.7	-	-	-	-
- disposed businesses	32.8	25.3	-	-	-
Total	500.5	25.8	-	-	-
Operating (loss)/profit					
- retained businesses	(60.5)	-	153.1	3.0	-
- disposed businesses	4.9	8.9	-	-	-
Total	(55.6)	8.9	153.1	3.0	-
(Loss)/profit before tax	(70.4)	8.9	153.1	3.0	3.6
(Loss)/profit after tax	(4.6)	6.2	92.1	2.2	2.6
(Loss)/earnings per share:					
Basic (pence)	(1.6)	2.1	31.7	0.7	0.9

52 weeks to 30 December 2007 (audited)	Continuing operations statutory result (a) £m	Sports division (b) £m	Non-recurring items (c) £m	Amortisation (d) £m	Finance costs (e) £m
Revenue					
- retained businesses	932.3	-	-	-	-
- disposed businesses	39.0	38.5	-	-	-
Total	971.3	38.5	-	-	-
Operating profit					
- retained businesses	24.5	-	155.3	6.3	-
- disposed businesses	4.9	12.9	5.0	-	-
Total	29.4	12.9	160.3	6.3	-
Profit before tax	21.0	12.9	160.3	6.3	(9.5)
Profit after tax	67.8	9.0	88.1	4.5	(6.8)
Earnings per share:					
Basic (pence)	23.3	3.1	30.2	1.5	(2.3)

(a) Excludes the Sports division which is classified as discontinued.

(b) Inclusion of operating results of the Sports division.
(c) Details of non-recurring items are set out in note 4.
(d) Amortisation of other intangible assets.
(e) Impact of the translation of foreign currency borrowings and fair value changes on derivative financial instruments.
(f) Impact of change in tax rate from 30% to 28% on the opening deferred tax position.

INDEPENDENT REVIEW REPORT TO TRINITY MIRROR PLC

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 29 June 2008 which comprises the condensed consolidated income statement, the condensed consolidated statement of recognised income and expense, the condensed consolidated balance sheet, the condensed consolidated cash flow statement and related notes 1 to 17. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Group a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

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Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the 26 weeks period ended 29 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditor

31 July 2008

London, UK

This information is provided by RNS
The company news service from the London Stock Exchange

END

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12g3-2(b)

Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	16:21 31-Jul-08
Number	3835A16

RNS Number : 3835A
Trinity Mirror PLC
31 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirroi
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):___	

3. Full name of person(s) subject to the notification obligation:	Aviva plc & subsidiaries
4. Full name of shareholder(s) (if different from 3.):	Registered Hold BNY Norwich U Nominees Limit **3,488,263*** Chase GA Grou Nominees Limit **10,910,595*** Chase Nominees Limited **668,122'** CUIM Nominee Limited **2,165,267*** Delta Lloyd (Bel Life **662,100** Vidacos Nomine Limited **57,196*** * denotes direct in Chase Nominees Limited **1,039,811** Vidacos Nomine Limited

	141,165
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	29 July 2008
6. Date on which issuer notified:	31 July 2008
7. Threshold(s) that is/are crossed or reached:	5% to 6% Chang at Direct Interest level
8. Notified details:	6% to 7% Chai Combined Ii level

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting righ	
			Direct	Direct x	Indirect xi	Direct	Indir
Ordinary Shares GB0009039941	15,929,519	15,929,519	17,951,543	17,951,543	1,180,976	6.97%	0.46%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of v rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights

19,132,519	7.43%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Figures are based on a total number of voting rights of 257,690,355.
14. Contact name:	DIANE THIRKETTLE
15. Contact telephone number:	01603 687803

END

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12g3-2(b)

12g3-2(b)

Regulatory Announcement

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	11:10 01-Aug-08
Number	4535A11

RNS Number : 4535A
Trinity Mirror PLC
01 August 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
	AXA S.A., 25 Avenue

3. Full name of person(s) subject to notification obligation:	**Matignon, 75008 Paris and its group of companies**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**30/07/2008**
6. Date on which issuer notified:	**31/07/2008**
7. Threshold(s) that is/are crossed or reached:	**11%**

8: Notified Details	Total						
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
0903994	29,883,392	29,883,392	3,022,481	3,022,481	23,441,918	1.17	9.09

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

12g3-2(b)

Total (A+B)	
Number of voting rights	Percentage of voting rights
26,464,399	10.27%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:		
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	200,000	0.07758% (Direct)
Sun Life Unit Assurance Ltd A/c X	325,000	0.12607% (Direct)
Sun Life Unit Assurance Ltd A/c X	105,000	0.04073% (Direct)
PPP Healthcare Group plc	15,474	0.00600% (Direct)
Sun Life Pensions Management Ltd A/c	500,000	0.19396% (Direct)
Sun Life Assurance Society plc	93,000	0.03608% (Direct)
AXA Insurance UK	40,000	0.01552% (Direct)
AXA UK Group Pension Scheme	9,000	0.00349% (Direct)
AXA Financial, Inc.	23,165,124	8.98603% (Indirect
Sun Life International (IOM) Ltd	300,000	0.11637% (Indirect
AXA Financial, Inc *	267,794	0.10388% (Indirect
Sun Life Unit Assurance Ltd LTAV UK Equity	71,235	0.02763% (Indirect
Sun Life Unit Assurance Ltd ABL High Alpha	83,600	0.03243% (Direct)
Sun Life Unit Assurance Ltd FTSE All Share Tracker	45,660	0.01771% (Direct)
Sun Life Pensions Management LTAV UK Equity	344,813	0.13376% (Direct)
Sun Life Pensions Management ABL High Alpha	333,021	0.12918% (Direct)
Sun Life Pensions Management FTSE All Share Tracker	221,542	0.08594% (Direct)
AXA Winterthur	68,842	0.02670% (Direct)
Axa Sun Life with Profits Passive	174,222	0.06758% (Direct)
Axa Sun Life with Profits Passive	101,072	0.03921% (Direct)
Total Direct =	**3,022,481**	**1.17246%**
Total Indirect =	**23,441,918**	**9.09340 %**
Total	26,464,399	10.26586%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	

12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Terry Marsh
15. Contact telephone name:	020 7003 2637

This information is provided by RNS
The company news service from the London Stock Exchange

END

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12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	11:18 01-Aug-08
Number	4545A11

RNS Number : 4545A
Trinity Mirror PLC
01 August 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirro:
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):___	

12g3-2(b)

3. Full name of person(s) subject to the notification obligation:	Aviva plc & subsidiaries
4. Full name of shareholder(s) (if different from 3.):	Registered Hold BNY Norwich U Nominees Limited **3,706,13** Chase GA Grou Nominees Limited **12,100,3** Chase Nominees Limited **691,174** CUIM Nominee Limited **2,293,292*** Delta Lloyd (Bel Life **662,100** Vidacos Nomine Limited **57,196*** * denotes direct in Chase Nominees Limited **1,066,142**

	Vidacos Nomine Limited **141,165**
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30 July 2008
6. Date on which issuer notified:	1 August 2008
7. Threshold(s) that is/are crossed or reached:	6% to 7% Chang at Direct Interest level
8. Notified details:	7% to 8% Chang Combined Intere level

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting righ	
			Direct	Direct x	Indirect xi	Direct	Indir
Ordinary Shares GB0009039941	19,132,519	19,132,519	19,510,212	19,510,212	1,207,307	7.57%	0.47%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of vo rights
		N/A		

Total (A+B)	
Number of voting rights	% of voting rights
20,717,519	8.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
See Section 4

Proxy Voting:	
10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Figures are based on a total number of voting rights of 257,690,355.
14. Contact name:	DIANE THIRKETTLE
15. Contact telephone number:	01603 687803

END

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12g3-2(b)

END